BC FORM 51-901F

		        QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:				TAG OIL LTD.

ISSUER ADDRESS:				887 HELMCKEN STREET
			        	VANCOUVER, BRITISH COLUMBIA
					V6Z 1B1

ISSUER TELEPHONE NUMBER:		(604) 682-6496

CONTACT PERSON:				GARTH JOHNSON

CONTACT'S POSITION:			CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER:		(604) 682-6496

CONTACT E-MAIL ADDRESS			ir@tagoil.com

WEB SITE ADDRESS			N/A

FOR QUARTER ENDED:			SEPTEMBER 30, 2002

DATE OF REPORT:				NOVEMBER 28, 2002

	CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson		"Garth Johnson"			02/11/28
_____________________________________________________________________________
NAME OF DIRECTOR	SIGNATURE (TYPED)		DATE SIGNED (YY/MM/DD)

Alan Hart		"Alan Hart"			02/11/28
_____________________________________________________________________________
NAME OF DIRECTOR	SIGNATURE (TYPED)		DATE SIGNED (YY/MM/DD)


				 TAG OIL LTD.
	  	    (formerly "Durum Cons. Energy Corp.")

		  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

			SEPTEMBER 30, 2002 AND 2001

		     (UNAUDITED - PREPARED BY MANAGEMENT)


TAG OIL LTD.
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)

					September 30, 2002 	March 31, 2002

					(Unaudited - Prepared 	   (Audited)
					   by Management)
Assets

Current

Cash and short-term deposits 			$   1,936,516 	   $  2,211,443
Accounts receivable 				        6,333 		  4,447
Marketable securities (Note 3) 	                        3,300 		  5,500
Prepaid expenses 				       56,415 		  2,329

						    2,002,564 	      2,223,719
Oil and gas properties (Note 4) 	              457,812 		457,812
Property and equipment  	   	              406,785 		413,841

Total Assets 				         $  2,867,161      $  3,095,372

Liabilities

Accounts payable and accrued liabilities         $    180,125 	   $    223,752
Due to related parties (Note 7) 	  	       17,130 		  3,873

						      197,255 		227,625
Reclamation liability 				       50,000 		 50,000

Total Liabilities 				      247,255 		277,625

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at September 30, 2002:
  6,278,061; March 31, 2002: 5,878,061 (Note 5)    10,474,139 	    10,349,531
Deficit						   (7,854,233) 	    (7,531,784)

Total Shareholders' Equity 			    2,619,906 	     2,817,747

Total Liabilities and Shareholders' Equity 	 $  2,867,161 	  $  3,095,372


	See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

			 Three Months   Three Months  Six Months   Six Months
			    Ended           Ended       Ended        Ended
			September 30, September 30, September 30, September 30,
			    2002 	    2001 	 2002 	      2001

Expenses

General and administrative
  (Schedule) 		  $  151,844   $   29,613    $   363,036   $    78,239

Loss before other items     (151,844) 	  (29,613)      (363,036)      (78,239)

Other Items

Production costs 		   - 	     (546)    	 	- 	(3,001)
Interest income 	      10,474 	   26,129    	   24,931 	48,776
Rental income 		       6,000 		- 	   12,000 	     -
Gain on sale of marketable
 securities      		   - 	  	- 	    3,656 	     -
Write-down of oil and gas
 properties 			   - 		- 		- 	     -
Recovery of costs 		   - 		- 		- 	     -

Net loss for the period     (135,370) 	   (4,030) 	 (322,449)     (32,464)

Deficit - Beginning of
  period 		  (7,718,863)  (7,429,082)     (7,531,784)  (7,400,648)

Deficit - End of Period $ (7,854,233) $(7,433,112)   $ (7,854,233) $(7,433,112)

Loss per share (Note 6) $      (0.02) $     (0.00)   $      (0.05) $     (0.01)


	See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

			 Three Months   Three Months  Six Months   Six Months
			    Ended           Ended       Ended        Ended
			September 30, September 30, September 30, September 30,
			    2002 	    2001 	 2002 	      2001

Operating Activities

Net loss for the period $  (135,370)  $    (4,030)   $ (322,449)  $    (32,464)
Adjustments for net
 changes in non-cash
 working capital accounts:
 Accounts receivable 	     (2,899) 	     (869)  	 (1,886) 	19,040
 Due to/from related parties 13,008 	  (28,087) 	 13,257        (28,766)
 Prepaid expenses 	    (54,086)            -       (54,086)             -
 Accounts payable and
   accrued liabilities 	    (18,002) 	    6,677 	(43,627) 	11,860
Adjustments for non-cash
 operating items:
 Amortization  	 	      3,528 	    1,740 	  7,056 	 3,480
 Gain on sale of
   marketable securities 	  -		- 	 (3,656) 	     -

Net cash used in operating
 activities 		   (193,821) 	  (24,569)     (405,391)       (26,850)

Financing Activities

Common shares issued
 for cash 		    124,608 		- 	124,608        915,420

Net cash provided by
 financing activities 	    124,608 		- 	124,608        915,420

Investing Activities

Exploration of oil and
 gas properties 		  - 	   28,710 	      - 	17,312
Purchase of property and
 equipment 			  - 		- 	      - 	     1
Proceeds from sale of
 marketable securities 		  - 		- 	  5,856 	     -

Net cash provided by
 investing activities 		  - 	   28,710 	  5,856 	17,313

Net increase (decrease)
 in cash during period 	    (69,213) 	    4,141      (274,927)       905,883
Cash position -
 Beginning of period 	  2,005,729     2,665,972     2,211,443      1,764,230

Cash position -
 end of period        $   1,936,516 $   2,670,113 $   1,936,516 $    2,670,113

	See accompanying notes to the consolidated financial statements


TAG OIL LTD.
Consolidated Interim Schedules of General and Administrative Expenses (Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

			 Three Months   Three Months  Six Months   Six Months
			    Ended           Ended       Ended        Ended
			September 30, September 30, September 30, September 30,
			    2002 	    2001 	 2002 	      2001

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit   $      1,151    $     (440)  $     1,181 $         (440)
Amortization 		      3,528 	    1,740 	  7,056 	 3,480
Consulting fees 		  - 	    6,970 	 84,828	        16,814
Corporate relations and
 development 		      8,732 	   11,441 	 11,300 	12,332
Directors fees 		     28,138 		- 	 28,388 	     -
Filing and transfer
 agency fees 		      8,829         7,227	 13,467 	 8,083
Foreign exchange            (27,994)      (37,570) 	 13,641        (30,393)
Investor relations 	     15,569 		- 	 15,569 	     -
Legal 			      4,579 	    7,814 	 13,103 	12,400
Office and miscellaneous     29,081 	    2,537 	 48,337 	 5,422
Printing 		     22,723 	    2,879 	 24,219 	 2,879
Property taxes 		          - 		- 	  2,298 	     -
Rent 			      2,227 	    6,102 	 15,529 	11,290
Telephone 		      4,209	    2,752 	  7,130 	 4,981
Travel 			      9,588 	       35 	 21,234 	   126
Website development 	     11,880 		-	 11,880 	     -
Wages and benefits 	     29,604 	   18,126 	 43,876 	31,265

		       $    151,844    $   29,613   $   363,036 $       78,239

	See accompanying notes to the consolidated financial statements


TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the Periods Ended September 30, 2002 and 2001

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATE

The accompanying unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries Durum Energy (New Zealand) Limited, Durum (Australia) Pty. Ltd. and Durum Energy (PNG) Limited are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited financial statements dated March 31, 2002. All material adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the six months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2002: 10,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2002: $5,500). At September 30, 2002, the market value of these shares was $6,300 (March 31, 2002: $5,500).

During the six month period ended September 30, 2002, the Company sold 4,000 (2001: Nil) shares of Tenke for cash proceeds of $5,856 (2001: Nil), net of commissions, resulting in a gain of $3,656 (2001: $Nil).

TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the Periods Ended September 30, 2002 and 2001

NOTE 4 - OIL AND GAS PROPERTIES

				      Additions
			 Net Book   (Recoveries) Write-down of    Net Book
			 Value at    During the  Oil and Gas      Value at
		       March 31, 2002   Period   Properties  September 30, 2002
Unproved:
New Zealand - PEP 38256   $  76,695    $       -   $      -     $        76,695
Papua New Guinea - PPL 192  381,117  	       - 	  - 	 	381,117

Total Unproved 		 $  457,812    $       -   $      -	$	457,812

The Company's oil and gas properties are located in New Zealand and Papua New Guinea and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the respective national governments. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

a)	New Zealand - PEP 38256

	The Company, by way of a farm-in agreement dated November 10, 2000, acquired a 20% participating interest in the North Area of Petroleum Exploration Permit 38256 ("PEP 38256") from AMG Oil Ltd. ("AMG") in consideration for funding 40% of all costs of drilling the Arcadia-1 exploration well and paying for 20% of all past costs relating to the permit. During the 2002 fiscal year, the joint venture agreement in respect to PEP 38256 was amended to apply to the whole permit of PEP 38256, with the Company's interest altered to 10% of this larger area.

	After the amendment the other participant interests' are AMG Oil Ltd. (52.5%), Indo-Pacific Energy Limited (20%), as the operator, Magellan Petroleum (NZ) Limited (7.5%) and Orion Exploration Limited (10%).

	On August 22, 2002, and further to the initial relinquishment of one-half of PEP 38256 in August of 2000, the Company and the other participants of PEP 38256 were required to relinquish a further one half of the remaining area of PEP 38256. At the time of relinquishment, the Minister of Energy in New Zealand granted a certificate of extension to the permit duration of the remaining permit area, extending the permit expiry date to August 25, 2007. In addition the participants submitted and received acceptance from the Minister of Energy in New Zealand relating to terms of a new work program for PEP 38256.

TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the Periods Ended September 30, 2002 and 2001

NOTE 4 - OIL AND GAS PROPERTIES (continued)

PEP 38256 now requires the participants to complete a work program that includes the following:

	(i)	Prior to February 25, 2004, reprocess 30 kilometers of existing
		seismic data, construct an offset stack data set from the reprocessed data and investigate the utility of seismic inversion techniques to define the presence of reservoir lithologies and pore fluids, acquire a magnetotelluric profile across the Rakaia Trough and calibrate resultant profile to nearby wells which have intersected basement, investigate the resistivity anomaly observed in the Ealing-1 well by obtaining fluid inclusion fluorescence data from cutting samples and integrate the data detailed previously into the existing geophysical and geological dataset and complete a prospect review; and
	(ii)	Submit an ongoing suitable work program for the remainder of the
		permit term or surrender the permit.

	The Company's share of expected costs relating to the work to be completed prior to February 25, 2004 is estimated to be $30,000.

b)	Papua New Guinea - PPL 192 (and APPL 231)

	The Company has a 20% participating interest in Petroleum Prospecting License No. 192 ("PPL 192") located in Papua New Guinea. PPL 192 grants the exclusive right to explore for oil and gas for an initial term of six years commencing January 28, 1997, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Agreement upon an oil or gas discovery. The Petroleum Agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% participating interest that can be acquired by local landowners.

	The other participants in PPL 192 are Indo-Pacific Energy Ltd. (60%), as the operator, and Mosaic Oil N.L. (20%).

	The participants have completed the work program required for the first three years, including the acquisition of seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants have applied to substantially replace PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license, which will not require significant development expenditures in the next twelve months. The application for this new permit, APPL 231, is currently awaiting approval from the Papua New Guinea Department of Mines and Energy and management anticipates that this application will be successful.

	Refer to Note 9

TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the Periods Ended September 30, 2002 and 2001

NOTE 5 - SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

						 Number
Issued and fully paid:				of Shares		Amount

Balance at March 31, 2002 and June 30, 2002	5,878,061         $  10,349,531
Private placement				  400,000               124,608
Balance at September 30, 2002		        6,278,061	  $  10,474,139

A private placement, approved by the Directors of the Company during the 2002 fiscal year, was completed in August of 2002. The private placement consisted of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.25 in the first year and US$0.30 in the second year. The resale of the common shares under this private placement will be subject to a one-year hold period in accordance with applicable law.

NOTE 6 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common stock outstanding during the year. For the purpose of calculating the weighted-average number of common stock outstanding, consolidations of common stock are reflected on a retroactive basis to the preceding years.

As at September 30,				   2002 		2001

Numerator, loss for the period		 $     (322,449)	$     (32,464)

Denominator:

Weighted-average number of shares
  outstanding				      5,967,678		    4,435,438

Loss per share 				 $        (0.05)     	$       (0.01)

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Due to Related Parties

	At September 30, 2002, the Company owed $17,130 (March 31, 2002 - $3,873) to public companies with directors, officers and principal shareholders in common.

TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the Periods Ended September 30, 2002 and 2001

b)	Consulting Agreement, Wages and Legal Services

	During the period ended September 30, 2002, the Company paid $15,977 (September 30, 2001 - $12,079) in wages to the corporate secretary/director of the Company, through time billed by DLJ Management Corp., relating to Mr. Garth Johnson's time spent working on the Company. The Company also paid $28,388 (September 30, 2001 - Nil) to the president/director of the company per the agreement the Company entered into with Mr. Alan Hart in July of 2002. The agreement includes compensation of US$6,000 per month for Mr. Hart's services for an initial six- month term, extendable at the end of the six months if agreed upon by the Company and Mr. Hart.

	Legal services were provided by a law firm in which a director of the Company is a partner. The cost of these services during the period ended September 30, 2002 fiscal year was $6,788 (September 30, 2001 - $5,389).

c)	Oil and Gas Properties

	Indo-Pacific Energy Ltd., Gondwana Energy, Ltd. and AMG have directors, officers and principal shareholders in common with the Company.

	Refer to Note 4

d)	Other

	During the period ending September 30, 2002, the Company incurred $63,801 (September 30, 2001 - $67,913) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans- Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company.

	Effective February 1, 2002, the Company entered into rental agreements with Trans-Orient and AMG, whereby the Company receives rental income of $1,000 per month from each company. As a result the Company has received $12,000 in rental income for the six-month period ending September 30, 2002.

NOTE 8 - COMPARATIVE FIGURES

Certain of the prior years' comparative figures have been reclassified in conformity with the current year's financial statement presentation.

NOTE 9 - SUBSEQUENT EVENTS

a)	Oil and gas properties

	The Company executed agreements, with effective dates in August 2002, to acquire interests in three exploration permits in the Taranaki Basin in New Zealand. The three permit interests consist of two onshore blocks, PEP 38723 (20% interest) and PEP 38741 (20% interest) and one offshore block, PEP 38480 (25% interest).

TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

For the Periods Ended September 30, 2002 and 2001

	PEP 38723 was acquired for past costs plus a 10% premium (US$46,200) from related party, Gondwana Energy, Ltd. Subsequent to this agreement being executed, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application. As a result, Gondwana Energy, Ltd. will be refunding to the Company, the acquisition costs of US$46,200 already paid.

	PEP 38741 was acquired at a price of NZ$580,000, to be paid at a negotiaited date, from related party Indo-Pacific Energy Ltd. The acquisition price to be paid by the Company was based on a similar agreement entered into by Indo- Pacific with an unrelated party on PEP 38741.

	PEP 38480 was acquired at a price of NZ$25,000 for past costs, from related party Indo-Pacific.



           	        BC FORM 51-901F

			QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:	                  TAG OIL LTD.

ISSUER ADDRESS:	                  887 HELMCKEN STREET VANCOUVER, BRITISH
				  COLUMBIA V6Z 1B1

ISSUER TELEPHONE NUMBER:	  (604) 682-6496

CONTACT PERSON:			  GARTH JOHNSON

CONTACT'S POSITION:		  CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER:	  (604) 682-6496

CONTACT E-MAIL ADDRESS	          ir@tagoil.com

WEB SITE ADDRESS		  N/A

FOR QUARTER ENDED:		  SEPTEMBER 30, 2002

DATE OF REPORT:		 	  NOVEMBER  28, 2002

			CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Alan Hart		"Alan Hart"			02/11/28
_____________________________________________________________________________
NAME OF DIRECTOR	SIGNATURE (TYPED)		DATE SIGNED (YY/MM/DD)

Garth Johnson		"Garth Johnson"			02/11/28
_____________________________________________________________________________
NAME OF DIRECTOR	SIGNATURE (TYPED)		DATE SIGNED (YY/MM/DD)

TAG OIL LTD. (formerly "Durum Cons. Energy Corp.") Schedule B: Supplementary Information (Expressed in Canadian Dollars)

For the Six Months Ended September 30, 2002

1.	For the quarter under review:

a)	Summary of common shares issued:		400,000

	A private placement, approved by the Directors of the Company during the 2002 fiscal year, was completed in August of 2002. The private placement consisted of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.25 in the first year and US$0.30 in the second year. The resale of the common shares under this private placement will be subject to a one-year hold period in accordance with applicable law.

b)	Summary of stock options granted:		None

2.	As at the end of the of the quarter under review:

a)	Authorized capital:				Unlimited number of
							common shares without
							par value

	Issued and outstanding:				6,278,061 common shares

b)	Summary of stock options outstanding:		None

c)	Total shares in escrow:				None

d)	List of directors and officers:		Alan Hart, President, CEO and
						 Director
						Garth Johnson, Secretary,
						 CFO and Director
						Bernhard Zinkhofer, Director
						Barry MacNeil, Director

For analysis of expenses, acquisition and exploration expenditures and related party transactions for the six month period ending September 30, 2002, please refer to Schedule A of this BC Form51-901F.


TAG OIL LTD. (formerly "Durum Cons. Energy Corp.")
Schedule C: Management Discussion
(Expressed in Canadian Dollars)

For the Six Months Ended September 30, 2002

Operations and financial

TAG Oil Ltd. (the "Company") is an independent oil and gas acquisition and exploration company that holds hydrocarbon exploration permit interests of 20% in Papua New Guinea permit PPL 192 and 10% in New Zealand permit PEP 38256. The Company's primary focus is the acquisition and exploration of oil and gas properties; with all the Company's permits being in the exploration stage. The Company's policy is to acquire interests, and, where possible minimize the risk exposure in its permits by joint venturing with other industry participants. Management believes the Company has sufficient resources to meet ongoing commitments with respect to the permits and for suitable acquisitions that may arise from time to time. The Company remains well capitalized and continues to seek future opportunities, which the directors believe are worthy of the Company's involvement.

The Company's net loss for the six-month period ended September 30, 2002 was $322,449 or $0.05 per share, compared to a loss of $32,464 or $0.01 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $363,036, which were partially offset by interest income of $24,931, rental income of $12,000 and a gain on sale of marketable securities of $3,656. All General and Administrative costs, with the exception of corporate relations and development, increased dramatically when compared to the previous year as a result of the Companies increased efforts in searching for new oil and gas opportunities. See the general and administrative expenses schedule that forms part of Schedule A of this BC Form 51-901F, for more details. The Company's operating loss, for the comparable period last year, was substantially less than the current six-month periods loss as a result of less company activity for the period. General and administrative costs of $78,239 and production costs of $3,001, were partially offset by interest income of $48,776.

Administrative costs, as previously noted, were $363,036 for the six-month period ended September 30, 2002, compared to $78,239 for the same period last year. Administrative costs for the period include foreign exchange costs of $13,641 compared to a recovery on foreign exchange of $30,393 for the same period last year, $43,876 (2001 - $31,265) for wages and associated benefits, $84,828 (2001 - $16,814) for consulting fees, $21,234 (2001 - $126) for travel,
$48,337 (2001 - $5,422) for office costs, $7,130 (2001 - $4,981), $11,300 (2001
- $12,332) for corporate relations and development, $13,467 (2001 - $8,083) for filing and transfer agent fees, $15,529 (2001 - $11,290) for rent, $14,284 (2001
- $11,960) for professional fees and $24,219 (2001 - $2,879) for printing. The Company also experienced increased amortization costs of $7,056 (2001 - $3,480) and property tax costs of $2,298 (2001 - Nil) as a result of the Company's purchase of its commercial office unit. New costs were also incurred to increase our efforts in searching for new oil and gas opportunities. These new costs are directors fee's relating to the Companies President of $28,388, investor relations costs of $15,569 and website development costs of $11,880.

Liquidity and Capital Resources

The Company had $1,936,516 in cash and cash equivalents and $1,755,309 in working capital at September 30, 2002. This compares to $2,211,443 in cash and cash equivalents and $1,946,094 in working capital for year ended March 31, 2002. The Company used $405,391 of cash for operating activities during the period ended September 30, 2002 compared to $26,850 for the comparable period ending September 30, 2001.

Financing activities consisted of the Company receiving $124,608 (US$80,000) as a result of the issuance of common shares during the current period ending September 30, 2002, compared with the Company receiving $915,420 (US$ 600,000) as a result of the issuance of common shares during the similar period last year. Investing activities provided the Company with cash proceeds of $5,856 as a result of the Company selling marketable securities for the period ended September 30, 2002. This compares to a net provision of cash by investing activities totaling $17,313, for the period ended September 30, 2001. The net impact of these activities during the period resulted in a net decrease in cash of $274,927 for the six months ended September 30, 2002, compared to a net increase in cash of $905,883 for the comparable period ended September 30, 2001.

Exploration Activities

New Zealand License - PEP 38256; Onshore Canterbury Basin (10%)

Review of the permit, following the drilling of two wells in the year 2000, has identified the Rakaia Trough as the best area for possible generation of oil or gas, while seismic interpretation has identified the Salmon Lead as a large structure adjacent to this trough. Reprocessing of seismic data over Salmon has provided an improved image of this feature, but additional seismic data will be required before any drilling could be considered.

On August 22, 2002, and further to the initial relinquishment of one-half of PEP 38256 in August of 2000, the Company and the other participants of PEP 38256 were required to relinquish a further one half of the remaining area of PEP 38256. At the time of relinquishment, the Minister of Energy in New Zealand granted a certificate of extension to the permit duration of the remaining permit area, extending the permit expiry date to August 25, 2007. In addition the participants submitted and received acceptance from the Minister of Energy in New Zealand relating to terms of a new work program for PEP 38256.

PEP 38256 now requires the participants to complete a work program that includes the following:

i) Prior to February 25, 2004, reprocess 30 kilometers of existing seismic data, construct an offset stack data set from the reprocessed data and investigate the utility of seismic inversion techniques to define the presence of reservoir lithologies and pore fluids, acquire a magnetotelluric profile across the Rakaia Trough and calibrate resultant profile to nearby wells which have intersected basement, investigate the resistivity anomaly observed in the Ealing-1 well by obtaining fluid inclusion fluorescence data from cutting samples and integrate the data detailed previously into the existing geophysical and geological dataset and complete a prospect review; and

ii) submit an ongoing suitable work program for the remainder of the permit term or surrender the permit.

The Company's share of expected costs relating to the work to be completed prior to February 25, 2004 is estimated to be $30,000.

Papua New Guinea - PPL 192 (and APPL 231); Onshore Papuan Basin (20%)

The participants have completed the work program required for the first three years, including the acquisition of seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants have applied to substantially replace PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license, which will not require significant development expenditures in the next twelve months. The application for this new permit, APPL 231, of which the Company would have a 10% interest, is currently awaiting approval from the Papua New Guinea Department of Mines and Energy and
management anticipates that this application will be successful.   The initial
work stage of APPL 231, when granted, will be to acquire a further seismic survey over the southwestern corner of the Douglas Prospect and the adjacent Aiema Prospect. These prospects are well situated from a development perspective, being close to a major navigable river for oil export, and an accessible pipeline route to the planned PNG- Australia pipeline system.

Other information

The Company changed its name from Durum Cons. Energy Corp. ("Durum") to TAG Oil Ltd. ("TAG"), pursuant to a resolution passed at a special meeting of shareholders held on March 15, 2002. The record date of the name change was June 11, 2002 and the effective date was June 12, 2002. As a result of the name change the Company began trading on the OTCBB under the new symbol "TAGOF" on June 12, 2002.

In July of 2002 the Company entered into an Investor Relations Service Agreement with Republic Communications for a six-month period, at a rate of US$5,000 per month after which the agreement will terminate unless mutually agreed by the
Company and Republic to be renewed.   Other than responding to shareholder
inquiries on the Company's general information line and issuing required press releases regarding the ratification of the share issuance of the Company, there were no shareholder relations' activities undertaken by or on behalf of the Company during the first half of the 2003 fiscal year.

Subsequent Events

Oil and gas properties

The Company executed agreements, with effective dates in August 2002, to acquire interests in three exploration permits in the Taranaki Basin in New Zealand. The three permit interests consist of two onshore blocks, PEP 38723 (20% interest) and PEP 38741 (20% interest) and one offshore block, PEP 38480 (25% interest).

PEP 38723 was acquired for past costs plus a 10% premium (US$46,200) from related party, Gondwana Energy, Ltd. Subsequent to this agreement being executed, the permit expired and the Ministry of Oil and Gas in New Zealand rejected the renewal application. As a result, Gondwana Energy, Ltd. will be refunding to the Company, the acquisition costs of US$46,200 already paid.

PEP 38741 was acquired at a price of NZ$580,000, to be paid at a negotiaited date, from related party Indo-Pacific Energy Ltd. The acquisition price to be paid by the Company was based on a similar agreement entered into by Indo-Pacific with an unrelated party on PEP 38741.

PEP 38480 was acquired at a price of NZ$25,000 for past costs, from related party Indo-Pacific.

November 28, 2002

"Alan Hart"

Alan Hart President and Chief Executive Officer

For further shareholder information contact Republic Communications at Tel:
1-866-414-4144, or Email: ir@tagoil.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS 			BANKER

Alan Hart 				Bank of Montreal President, CEO and
Director 				Vancouver, British Columbia
Wakefield, New Zealand

					LEGAL COUNSEL
Bernhard Zinkhofer,
B.Comm., C.A., LL.B. Director 		Lang Michener
Vancouver, British Columbia 		Vancouver, British Columbia

Garth Johnson, CGA 			Gavin Adlam
Secretary, CFO and Director		Wellington, New Zealand
Surrey, British Columbia

					Minter Ellison
Barry MacNeil, CGA			Adelaide, South Australia
Director
Surrey, British Columbia 		Posman Kua Aisi
					Port Moresby, Papua New Guinea
CORPORATE OFFICE
					AUDITORS
887 Helmcken Street
Vancouver,British Columbia 		De Visser Gray
Canada V6Z 1B1				Chartered Accountants
Telephone: 1-604-682-6496 		Vancouver, British Columbia
Facsimile: 1-604-682-1174

					REGISTRAR AND TRANSFER AGENT
Shareholder Relations
Telephone: 1-866-414-4144 		Computershare Investor Services
Email: ir@tagoil.com			Corporate Services Division
					510 Burrard Street
REGIONAL EXPLORATION OFFICE 		Vancouver, British Columbia
					Canada V3C 3B9
284 Karori Road	 			Telephone: 1-888-661-5566
PO Box 17258 				Facsimile: 1-604-661-9480
Wellington, New Zealand

					ANNUAL GENERAL MEETING
SUBSIDIARIES

					The Annual General Meeting was held on
Durum Energy (New Zealand) Limited	September 20, 2002 at the offices of
Durum (Australia) Pty. Ltd. 		Lang Michener, Barristers & Solicitors,
Durum Energy (PNG) Pty Limited 		Suite 1500-1055 West Georgia St.
                                        Vancouver, British

SHARE CAPITAL 				SHARE LISTING

At September 30, 2002, there were 	OTC Bulletin Board
6,278,061 shares issued and		Trading Symbol: TAGOF
outstanding. Fully diluted:
10,678,061 shares